January 8, 2009

VIA EDGAR CORRESPONDENCE

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE:	Thrivent Series Fund, Inc. Annual Report
1933 Act File No. 033-03677

Dear Mr. Burak:

Thank you for taking the time to talk with me on Wednesday, December 18, 2008 regarding your comments to the annual report of Thrivent Series Fund, Inc. (the “Registrant”) for the fiscal year ended December 31, 2007 (the “Annual Report”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

1.	You asked Registrant, with respect to the Schedule of Investments for the Large Cap Stock Portfolio, to explain the reason for the difference in the pricing of News Corporation, a portfolio security that is listed twice.

As of December 31, 2007, the Large Cap Stock Portfolio held both class A and B shares of News Corporation stock, each of which had different valuations. The Portfolio held 304,124 Class A shares, valued at $6,231,501, and 163,276 Class B shares, valued at $3,469,615. In future annual and semi-annual reports, Registrant will provide clarifying information when listing a particular issuer more than once in a fund’s Schedule of Investments.

2.	You asked Registrant, with respect to the Statement of Assets and Liabilities, to disclose in a parenthetical premiums received in connection with options written by a particular mutual fund (e.g., the Large Cap Growth Portfolio, the Large Cap Growth Portfolio II, the Income Portfolio and the Mortgage Securities Portfolio in the Annual Report).

Registrant currently provides detailed disclosure relating to the premiums received in the notes to the financial statements under Security Transactions — Written Option Contracts. Registrant prefers not to repeat this disclosure in the Statement of Assets and Liabilities and respectfully requests that the Staff of the Commission reconsider this comment in light of already existing disclosures.

3.	You asked Registrant, with respect to the Statement of Changes in Net Assets, to disclose for each fund in a parenthetical the balance of undistributed net investment income.

Registrant will provide Accumulated Undistributed Net Investment Income in future Statements of Changes in Net Assets, as contained in its annual and semi-annual reports.

4.	You asked Registrant, with respect to “Significant Accounting Policies” relating to “Swap Agreements” in its notes to the financials, to explain how swap agreements are valued (e.g., dealer quotes, pricing service or a discounted future cash flow method).

Registrant will provide the following disclosure in its future notes to its financial statements under Significant Accounting Policies — Swap Agreements: “Swap agreements are valued at fair value of the contract as provided by an independent pricing service. The pricing service takes into account such factors as swap curves, default probabilities, recent trades, recovery rates and other factors it deems relevant in determining valuations.”

5.	You asked Registrant, with respect to “Investments in Affiliates” in its notes to the financials, to disclose income derived by each fund from the fund’s investment in the Thrivent Financial Securities Lending Trust.

Registrant will provide this disclosure in future notes to its financial statements, as contained in its annual and semi-annual reports.

6.	You asked Registrant, with respect to “Shares of Beneficial Interest” in its notes to the financials, to describe the circumstances surrounding the adviser capital contributions with respect to the Large Cap Stock Portfolio and the Real Estate Securities Portfolio.

The adviser capital contributions to the Large Cap Stock Portfolio and the Real Estate Securities Portfolio were reimbursements to the Portfolios for portfolio losses resulting from trade errors.

7.	You asked Registrant, with respect to the Financial Highlights, to include disclosure to the following effect: The total returns shown do not reflect charges and expenses imposed on contract holders by the variable accounts. Those charges and expenses reduce the returns received by contract holders as compared to the returns presented.

Registrant will provide such disclosure in its future Financial Highlights, as contained in its annual and semi-annual reports.

8.	You asked Registrant to include the Tandy letter representations, which are recited below, in this response letter.

•	Registrant is responsible for the adequacy and accuracy of the disclosures in its Form N-CSR filings;

•

Staff comments or changes to disclosures in response to Staff comments in the Registrant’s N-CSR filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to those filings; and

•	Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5704.

Thank you,

/s/ John L. Sullivan

John L. Sullivan

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